JONES DAY
                           1420 PEACHTREE STREET, N.E.
                                   SUITE 800
                           ATLANTA, GEORGIA 30309-3053


                                  June 12, 2006

VIA EDGAR

Larry Spirgel, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Sprint Nextel Corporation

          Form 10-K/A for Fiscal Year Ended December 31, 2005
          Filed March 31, 2006
          Form 10-Q for the Quarter Ended March 31, 2006
          File No. 1-04721

          Form S-3
          Filed March 27, 2006
          File No. 333-132734

Dear Mr. Spirgel:

     Reference is made to your letter, dated June 1, 2006, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced Form 10-K/A, Form 10-Q and Form S-3. This letter repeats each of the comments in the Staff's letter followed by responses prepared by management of Sprint Nextel Corporation ("Sprint Nextel" or the "Company") together with its legal and accounting representatives.

Form 10-K/A for Fiscal Year Ended December 31, 2005

1. Refer to page 17 of Nextel's 2005 Form 10-Q for the quarterly period ended June 30, 2005. As disclosed, Nextel's exchange series of senior notes included an undertaking for Sprint's guarantee of Nextel's payment obligations. Tell us your consideration of Rule 3-10 of Regulation S-X with respect to your guarantees of Nextel's debt.

     ANSWER: Rule 3-10(a) of Regulation S-X states that "[e]very issuer of a REGISTERED security that is guaranteed and every guarantor of a REGISTERED security must file the financial statements required for a registration statement by Regulation S-X" (emphasis added). Because Nextel's exchange series of notes (the "Nextel Notes") are no longer registered securities, Nextel is not required to file financial statements by Rule 3-10(a) with respect to the Nextel Notes, and

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the Company is not required to provide the condensed consolidated financial information for Nextel contemplated by Rule 3-10(c).

     Each series of the Nextel Notes was issued before 2005, pursuant to an effective shelf registration statement (file no. 333-104076). With respect to the Nextel Notes, Section 15(d) required the filing of Exchange Act periodic reports, but Section 15(d) provides that such requirement shall be "automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities . . . to which the registration statement relates are held of record by less than three hundred persons." At the beginning of 2005, the Nextel Notes were held of record by substantially less than 300 persons. Accordingly, pursuant to Section 15(d), Nextel had no obligation to file periodic reports in 2005 with respect to the Nextel Notes, as all of the requirements for the suspension of such duty were met on January 1, 2005. Although Nextel did not file a Form 15 pursuant to Exchange Act Rule 15d-6 informing the Commission of the suspension of its duty to file Exchange Act reports with respect to the Nextel Notes, it is the Commission's position that such "suspension is granted by statute and is not contingent on filing the Form 15" (See Manual of Publicly Available Telephone Interpretations (July 1997),Interpretation M.38). Accordingly, at the beginning of 2005, the Nextel Notes were not registered securities, thus taking both Nextel, as issuer, and Sprint Nextel, as guarantor, out of the scope of Rule 3-10(a) for purposes of the Nextel Notes.

Form 10-Q for the quarter ended March 31, 2006

2. We note your response to prior comment 2. The suspension of a reporting duty under Section 15(d) of the 1934 Act applies to your subsidiary, IWO Holdings, and not to Sprint Nextel's reporting obligation pursuant to Rule 3-10 of Regulation S-X. Please revise to provide the condensed consolidated financial information.

     ANSWER: As noted above, Rule 3-10(a) of Regulation S-X applies to issuers and guarantors of registered securities. Because IWO Holdings' two issues of senior notes (the "IWO Notes") are no longer registered securities, IWO Holdings is not required to file the financial statements prescribed by Rule 3-10, and, as Sprint Nextel's guarantee is not in respect of a registered security, the Company also is not subject to Rule 3-10.

     With respect to the IWO Notes, IWO Holdings became subject to the Exchange Act's reporting requirements in July 2005 upon effectiveness of the registration statement relating to its exchange offer for the IWO Notes (file no. 333-124578), in accordance with Exchange Act Section 15(d). As noted above, an issuer's reporting obligations under Section 15(d) are automatically suspended only when securities are held of record by less than 300 persons at the beginning of a fiscal year other than the fiscal year within which the registration statement pertaining to such securities became effective. In this regard, since the exchange offer registration statement relating to the IWO Notes became effective in 2005, IWO Holdings was required to, and did, file periodic reports for 2005. At the beginning of IWO Holdings' 2006 fiscal year, however, its duty to file periodic reports under Section 15(d) was automatically suspended, as all of the requirements for the suspension of such duty were met at that time. Although IWO Holdings did not file a Form 15 informing the Commission of the suspension of its duty to file reports pursuant to Section 15(d) pursuant to Exchange Act Rule 15d-6, as noted

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above, the Section 15(d)suspension is granted by statute and is not contingent on filing the Form 15. Accordingly, at the beginning of IWO Holdings' 2006 fiscal year, the IWO Notes ceased to be registered securities.

     In this regard, Rule 3-10(c), which is an exception to Rule 3-10(a) generally, is inapplicable, as it merely provides an alternative for complying with the requirements of Rule 3-10(a), which is not applicable to either IWO Holdings, as the issuer of the IWO Notes, or Sprint Nextel, as the guarantor of the IWO Notes, since the IWO Notes have ceased to be registered securities.

     Form S-3

3. Tell us your consideration of Rule 3-10(g) of Regulation S-X with respect to the provision of audited financial statements for Alamosa and AirGate PCS.

     ANSWER: AirGate filed a registration statement related to the AirGate notes (file no. 333-123755) which became effective in April 2005 and thus AirGate was required to file reports pursuant to Section 15(d) of the Exchange Act for 2005. At the beginning of 2006, AirGate's duty to file periodic reports under Section 15(d) was suspended as the AirGate notes were held of record by less than 300 persons. Alamosa did not file a registration statement in 2005 relating to the Alamosa notes and such notes were and are held of record by less than 300 persons. Since the beginning of 2005, in the case of Alamosa, and the beginning of 2006, in the case of AirGate, both Alamosa and AirGate have continued to file periodic reports not because of any obligation imposed by Section 15(d), but rather because of contractual obligations contained in the indentures governing the Alamosa and AirGate Notes. Moreover, the Form S-3 pertains to Sprint Nextel's guarantee of the Alamosa and AirGate Notes, not to the Alamosa and AirGate Notes themselves. Accordingly, the Alamosa and AirGate Notes are not registered securities, which makes Rule 3-10(a) inapplicable to Alamosa and AirGate, as issuers of the Alamosa and AirGate Notes, and Sprint Nextel, as guarantor of those notes. In this regard, Rule 3-10(c), which is an exception to Rule 3-10(a) generally, is also inapplicable, which, we believe, further makes Rule 3-10(g) inapplicable.

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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     Please contact the undersigned at (404) 581-8255 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

                                Very truly yours,

                                /s/Lisa A. Stater

                                Lisa A. Stater

cc:  Leonard J. Kennedy, Esq.
     Mr. William G. Arendt